

03054945

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 26784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2002 (MM/DD/YY) AND ENDING August 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decade Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N19 W24130 Riverwood Drive, Ste. 100
(No. and Street)

Waukesha (City) WI (State) 53188 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sweet 262-522-8990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 South 84th Street (Address) Milwaukee (City) WI (State) 53214 (Zip Code)


PROCESSING
RECEIVED
OCT 28 2003

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decade Securities Corp., as of August 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
MARY ELLEN
THOSS
STATE OF WISCONSIN

Signature

President

Title

Notary Public My commission expires: 6/4/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECADE SECURITIES CORP.

Waukesha, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

August 31, 2003

DECADE SECURITIES CORP.

TABLE OF CONTENTS



Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Decade Securities Corp.
Brookfield, Wisconsin

We have audited the accompanying statement of financial condition of Decade Securities Corp. (the "Company") as of August 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying other financial information included on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
September 16, 2003

DECADE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
August 31, 2003

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	198,632
Fees receivable		9,829
Prepaid income taxes		3,100
Total Current Assets		211,561
INVESTMENTS		695,947
EQUIPMENT, less accumulated depreciation of $20,343		20,779
TOTAL ASSETS	$	928,287

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	1,814
Deferred income taxes payable		3,000
Total Current Liabilities		4,814
LONG-TERM LIABILITIES		
Deferred income taxes payable		15,600
Total Liabilities		20,414
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 56,000 shares authorized, 12,891 shares issued and outstanding		12,891
Additional paid-in capital		475,401
Retained earnings		419,581
Total Stockholders' Equity		907,873
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	928,287

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF INCOME
Year Ended August 31, 2003

REVENUES	
Fees and service income	$ 133,149
Commissions and other fees on security sales	4,995
Interest	2,875
Total Revenues	141,019
EXPENSES	
Salaries, wages, and fringe benefits	90,000
Professional fees	9,582
Other operating expenses	11,431
Total Expenses	111,013
NET INCOME BEFORE EQUITY IN NET INCOME OF UNCONSOLIDATED AFFILIATE AND INCOME TAXES	30,006
EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATE	59,221
PROVISION FOR INCOME TAXES	29,460
NET INCOME	$ 59,767

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended August 31, 2003

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCES, August 31, 2002	12,891	$ 12,891	$ 475,401	$ 359,814	$ 848,106
Net income	-	-	-	59,767	59,767
BALANCES, August 31, 2003	12,891	$ 12,891	$ 475,401	$ 419,581	$ 907,873

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF CASH FLOWS
Year Ended August 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 59,767
Adjustments to reconcile net income to net cash flows provided by operating activities	
Depreciation	2,742
Amortization of warrants	825
Equity in earnings of unconsolidated affiliate	(59,221)
Changes in operating assets and liabilities	
Deferred income taxes	8,500
Fees receivable	13,142
Prepaid income taxes	8,700
Accounts payable	902
Net Cash Flows From Operating Activities	35,357
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital distributions from unconsolidated affiliate	65,749
Net Cash Flows From Investing Activities	65,749
Net Change in Cash and Cash Equivalents	101,106
CASH AND CASH EQUIVALENTS - Beginning of Year	97,526
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 198,632

Supplementary cash flow disclosure

The Company paid $12,260 for income taxes during the fiscal year ended August 31, 2003.

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
August 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Decade Securities Corp. (the "Company") is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Long-Term Investments

Long-term investments are valued at cost or the equity method which does not exceed the estimated net realizable value.

Equipment

Equipment is carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Depreciation

The Company provides for depreciation of equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Revenue Recognition

Commissions, other fees on security sales and various service fees (see Note 7) are credited to income at the time the related services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2 - CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission. These rules prohibit a broker-dealer from engaging in any securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rules, subject to a $5,000 minimum net capital requirement. At August 31, 2003, the Company's net capital and required net capital were $178,218 and $25,414, respectively, and the Company's ratio of aggregate indebtedness to net capital was .115 to 1.

NOTE 3 - INVESTMENTS

Long-term investments include an investment in Decade Mortgage Loan Partners LLC ("DMLP"). The Company owns 700 units of the 8,805 DMLP units issued and outstanding and accounts for this investment under the equity method because the company could exercise significant influence over their operating and financial activities. The other members of DMLP consist of five affiliated entities that are either wholly owned or controlled by the Company's major shareholder.

The activity in the Company's investment in DMLP is as follows:

Balance at the beginning of year	$ 700,000
Equity in net earnings	59,221
Capital distributions	(65,749)
Balance at End of Year	$ 693,472

Following is an unaudited summary of the financial position and results of operations of DMLP as of and for the twelve months ended August 31, 2003.

Assets	$ 8,722,914
Liabilities	-
Equity	8,722,914
Net Income	744,914

NOTE 3 - INVESTMENTS (CONT.)

As of August 31, 2004, long-term investments include 225 warrants to purchase 900 shares of The NASDAQ Stock Market, Inc. ("NASDAQ") at prices ranging from $13 to $16 over a four-year period ending June 27, 2006. The warrants are carried at cost which does not exceed the estimated net realizable value. Amortization expense of $825 has been recorded for the expiration of warrants for the year ending August 31, 2003.

Investments consist of the following at August 31, 2003:

Investment in DMLP	$ 693,472
Warrants - NASDAQ	2,475
Total Investments	$ 695,947

NOTE 4 - LEASES

The Company leases office space under a month-to-month sublease agreement with an affiliate on the basis of square footage. Rental expense incurred under this lease for the year ended August 31, 2003 was $902.

NOTE 5 - INCOME TAXES

The provision for income taxes for the year ended August 31, 2003 is as follows:

Current	$ 20,960
Deferred	8,500
Total Provision for Income Taxes	$ 29,460

The provision for taxes differs from the expected provision that would result from the application of federal tax rates to pre-tax book income. The primary reasons for the differences are: state income taxes, the effects of allocated exemptions among the controlled group, and changes in the deferred tax liability.

NOTE 6 - CONCENTRATIONS

Cash Balance

The Company maintains its cash balances primarily in an area bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 7 - TRANSACTIONS WITH RELATED PARTIES

The Company collected monthly fees from an affiliate for investor relations services. Total fees amounted to $118,349 in 2003. Also in 2003, the Company received fees from affiliates for consulting and financial statement review services rendered during the year. Total fees amounted to $14,800 for these services in 2003. As of August 31, 2003, the Company had a fee receivable of $9,829 from an affiliate. In addition, the Company had a payable of $1,814 to an affiliate for rent.

The amounts recorded by the Company with respect to these transactions and those related to leased space cost allocations as discussed in Note 4 are based on negotiations among related parties and may or may not be representative of what the Company would have earned or incurred in comparable situations dealing with unrelated entities. The Company is also not charged for the costs of services rendered by employees of affiliates who perform the revenue-producing services discussed in the preceding paragraph; however, in 2003, a payment of $75,000 was made to a major shareholder of the Company for services rendered, and a payment of $15,000 was made to an affiliate for reimbursement of fringe benefits and office expenses per a services agreement.

On August 27, 2002, the Company purchased 700 units of the 8,805 DMLP units issued and outstanding. The other members of DMLP consist of five affiliated entities that are either wholly owned or controlled by the Company's major shareholder. On August 29, 2002, DMLP purchased a mortgage note that encumbers real estate owned by an affiliate. The Company received $65,749 as a return of capital in 2003.

SUPPLEMENTAL INFORMATION

DECADE SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
August 31, 2003

Computation of Net Capital

Common stock	$ 12,891
Additional paid-in capital	475,401
Retained earnings	419,581
Total stockholders' equity	907,873
Deduct non-allowable assets:	
Investments	(695,947)
Equipment	(20,779)
Fees receivable	(9,829)
Prepaid income taxes	(3,100)
Net capital	178,218
Net capital required from below	5,000
Excess net capital	$ 173,218
Excess net capital at 1,000% (net capital minus 10% of aggregate indebtedness)	$ 176,177

Computation of Basic Net Capital Requirement

6-2/3% of aggregate indebtedness	$ 1,361
Minimum dollar net capital requirement	$ 5,000
Net capital required	$ 5,000

Computation of Aggregate Indebtedness

Total aggregate indebtness liabilities from the balance sheet	$ 20,414
Ratio of aggregate indebtedness to net capital	.115 to 1

Statement Rule Regarding Rule 17a-5(d)(4) of the Securities and Exchange Commission

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of August 31, 2003.

DECADE SECURITIES CORP.

STATEMENT REGARDING RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
August 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(l) of that rule.



Virchow Krause & company

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

The Board of Directors
Decade Securities Corp.
Brookfield, Wisconsin

In planning and performing our audit of the financial statements of Decade Securities Corp. (the "Company") for the year ended August 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Company, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
September 16, 2003